111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.4011 www.shefskylaw.com

Jeremy Stonehill

Direct: (312) 836-4032

Facsimile: (312) 275-7609

E-mail: jstonehill@shefskylaw.com

IN REFERENCE TO:

028620-00001

September 9, 2009

Mr. H. Christopher Owings

Assistant Director

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Comment Letter, dated September 4, 2009:
Vitacost.com, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
(“Amendment No. 5”), File No. 333-143926
Filed August 24, 2009

Dear Mr. Owings:

We are writing on behalf of the Company in response to the above-referenced SEC comment letter, dated September 4, 2009. We are filing concurrent herewith Amendment No. 6 to the Registration Statement on Form S-1 (“Amendment No. 6”) and are including a marked copy highlighting the changes made to Amendment No. 6.

The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses under each comment.

Amendment No. 5 to Registration Statement on Form S-1

Summary, page 1

1.     Reference is made to your disclosure on page 46 regarding the accelerated vesting of stock options held by certain named executives, as well as additional stock options to be issued to the named executives upon completion of the initial public offering (IPO). In light of the significance of the related share-based compensation expense to be recorded in the third

Mr. H. Christopher Owings

September 9, 2009

quarter, please disclose in the Summary Prospectus the expected impact on your third quarter and annual results of operations. Please also provide more prominent disclosure in the introductory section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:     The Company has revised the Summary section to include the expected impact resulting from the accelerated vesting of stock options as well as additional stock options to be issued to the named executive officers upon completion of the IPO and moved the relevant disclosure to the introductory section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Offering, page 4

Summary Consolidated Financial Data, page 6

Consolidated Statement of Operations Data, page 6

2.     Please disclose how pro forma net income per share was computed, including how you arrived at pro forma net income as well as pro forma weighted average common shares outstanding.

Response:     Please note, the Company’s disclosure of pro forma net income per share for the year ended December 31, 2008 and six months ended June 30, 2009, as set forth in Amendment No. 5 was incorrect. The disclosure has been revised to provide that the basic and diluted net income per share (as adjusted) for the year ended December 31, 2008 is $0.01 and the basic and diluted net income per share (as adjusted) for the six months ended June 30, 2009 and 2008 is $0.27 and $0.26, respectively. Further, the Company has revised the footnote disclosure to describe how pro forma net income per share was computed, including a discussion of how the Company determined both pro forma net income and pro forma weighted average common shares outstanding.

Business, page 50

3.     We note your response to comment two of our August 11, 2009 letter indicating the Natural Marketing Institute supports your inclusion of fence sitters in the category of U.S. consumers that “take an interest in health or wellness.” We are unable to identify any such statement in the NMI study materials you provided with your letter dated July 29, 2009. Conversely, the materials you provided state that fence sitters are “[n]eutral on most health issues”, “disdain supplementation”, and are the [l]east likely to believe in the benefits of supplementation.” Please revise your disclosure or provide us with additional materials that support your inclusion of “fence sitters” in your calculation.

Response:     The Company has revised the disclosure to remove fence sitters from the referenced statistic.

Mr. H. Christopher Owings

September 9, 2009

Executive Compensation, page 77

Determining the Amount of Each Element of Compensation, page 78

4.     We note your revisions to the footnotes on page 80 in response to comment five of our August 11, 2009 letter. Please further revise footnotes one and three to include the budgeted EBITDA and budgeted revenue numbers that were used in determining bonus awards for the second through fourth quarters of 2008. In this regard, we note that you revised certain “budgeted” references to refer to “annualized” EBITDA and the distinction is unclear to us.

Response:     The Company has revised the disclosure to footnotes one and three to include the budgeted EBITDA and budgeted revenue numbers that were used in determining bonus awards for the second through fourth quarters of 2008.

Selling Stockholders, page 101

5.     Given the amount of shares being registered for sale on behalf of your Chief Operations Architect, Mr. Wayne F. Gorsek, in relation to your total outstanding shares after the offering, and Mr. Gorsek’s affiliation with you, please identify him as an underwriter. If you disagree, please provide us with a detailed legal analysis as to why Mr. Gorsek should not be identified as an underwriter. Please make sure that your analysis addresses the factors set forth in Compliance and Disclosure Interpretation, Securities Act Rules, Interpretive Responses Regarding Particular Situation, 612.09, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:     The response to this comment was addressed in a letter to the Staff dated September 8, 2009. The Company supplementally advises the Staff that it has added a footnote to the “Selling Stockholders” section of the Registration Statement and disclosure to the “Underwriting” section of the Registration Statement to provide that Mr. Gorsek may be deemed an underwriter under Section 2(a)11 of the Securities Act.

6.     Tell us whether Gelman Holdings Limited Partnership, Hildebrandt Limited Partnership or Swan Lake Investments is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405. In this regard, we note that you have provided this disclosure with respect to RBC, however, we would like to confirm the status of these entities as well. Also, please revise footnote 22 on page 104 to clarify, if accurate, that RBC, not Mr. Phillips, is a registered broker-dealer.

Response:     The Company has revised footnote 22 on page 104 of Amendment No. 6 to clarify that RBC is a registered broker-dealer. Also, the Company supplementally confirms that, based on representations made to the Company in the applicable stockholder’s selling stockholder’s questionnaire, none of Gelman Holdings Limited Partnership, Hildebrandt Limited Partnership or Swan Lake Investments is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405.

Mr. H. Christopher Owings

September 9, 2009

Report of Independent Registered Public Accounting Firm, page F-2

7.     Prior to effectiveness, please file a signed and unrestricted audit report and auditor’s consent.

Response:     The Company acknowledges the Staff’s comment and advises the Staff that it will file a signed and unrestricted audit report and auditor’s consent prior to effectiveness.

Exhibit 5 Form of Opinion of Shefsky & Froelich Ltd.

8.     Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and reported judicial decisions interpreting these laws. Please ensure that counsel files this written confirmation as correspondence on EDGAR.

Response:     Shefsky & Froelich Ltd., legal counsel to the Company, hereby confirms that we concur with the Staff’s understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and reported judicial decisions interpreting these laws.

Please contact the undersigned at (312) 836-4032 with any questions or comments you may have regarding this letter or Amendment No. 6.

Very truly yours, SHEFSKY & FROELICH LTD.

/s/ Jeremy Stonehill
Jeremy Stonehill